02031469

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A

Amendment No. 1
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission file number: 0-28123

eCHAPMAN, INC.
(Name of Small Business Issuer in Its Charter)

MARYLAND	52-2184621
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

401 EAST PRATT STREET, SUITE 2800, BALTIMORE, MARYLAND	21202
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number, including area code: (410) 625-9656

Securities registered pursuant to Section 12(b) of the Exchange Act: No Securities registered pursuant to Section 12(b) of the Exchange Act:

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year were: $7,713,000.

The aggregate market value of the voting stock and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity on February 28, 2002 was $475,800.

APPLICABLE ONLY TO CORPORATE REGISTRANTS The number of outstanding shares of Common Stock of the registrant as of February 28, 2002 was 12,281,096. Transitional Small Business Disclosure Format (check one). Yes [ ] No [X]

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 2001 and selected portions of the Proxy Statement pertaining to the 2002 Annual Meeting are incorporated herein by reference into Parts II and III.

THIS FILING ON FORM 10-K INCLUDES UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS BECAUSE eCHAPMAN, INC. ("eCHAPMAN") ELECTED NOT TO HAVE ARTHUR ANDERSEN LLP (eCHAPMAN'S INDEPENDENT AUDITORS THROUGH MARCH 14, 2002) ISSUE A MANUALLY SIGNED AUDIT REPORT WITH RESPECT TO THOSE FINANCIAL STATEMENTS. SEE RISK FACTORS ENTITLED "WE HAVE TERMINATED OUR RELATIONSHIP WITH ARTHUR ANDERSEN, LLP AS OUR INDEPENDENT AUDITORS" "WE HAVE RETAINED NEW INDEPENDENT AUDITORS EFFECTIVE MARCH 14, 2002," "THIS FILING ON FORM 10-K CONTAINS UNAUDITED FINANCIAL STATEMENTS, WHICH MAY BE SUBSTANTIALLY DIFFERENT THAN THE AUDITED FINANCIAL STATEMENTS WE INTEND TO FILE BY AMENDMENT TO THIS FORM 10-K NO LATER THAN MAY 31, 2002. SEE "FINANCIAL STATEMENTS" AND "CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE."

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

eChapman (eChapman) is a strategically integrated financial service organization designed to provide innovative financial service offerings and asset management solutions. eChapman brings together the financial services capabilities of The Chapman Co., Chapman On-Line, Inc., Chapman Capital Management, Inc. and The Chapman Insurance Agency, Inc., along with Chapman Network, Inc., which provides opportunities for on-line distribution of financial services and information. Effective June 20, 2000 , Chapman Holdings, Inc. (CHI), Chapman Capital Management Holdings, Inc. (CCMHI) and subsidiary and Chapman Insurance Holdings, Inc. (CIH) and subsidiary merged into separate wholly owned subsidiaries of eChapman (collectively, the Company).

eChapman, Inc. was incorporated in Maryland on May 14, 1999, and effective June 20,2000, completed a series of mergers such that it now has four indirect operating subsidiaries.

o The Chapman Co., which was incorporated in Maryland in 1986, is a full-service securities brokerage and investment banking company that engages in corporate and government finance, retail and institutional brokerage, research and market-making activities and trading.

o Chapman On-Line, Inc., which was incorporated in California in 1986, is an on-line brokerage company that engages in retail brokerage.

o Chapman Capital Management, Inc., which was incorporated in the District of Columbia in 1987, is a registered investment adviser that acts as financial adviser to separate accounts, and a family of mutual funds.

o The Chapman Insurance Agency Incorporated, which was incorporated in Maryland in 1987, is an insurance agency with limited operations to date.

o Chapman Network offers media, advertising, and a variety of lifestyle, news, education, and cultural content selected to appeal particularly to the African-American, Asian-American, Hispanic-American and women market segments. We refer to these groups collectively as the Domestic Emerging Markets, or DEM, community. An agreement to purchase the assets of NetNoir, Inc. was completed July 20, 2001

STRATEGY

In the mid-1990s, Nathan A. Chapman, Jr., the founder, President, Chairman and majority stockholder, pioneered an investment management strategy that consists of managing portfolios invested in securities of companies controlled by members of the DEM community. We refer to U.S. companies which are controlled by members of the DEM community as DEM companies. In order for a specific company to be controlled by a member of the DEM community, at least 10% of the company's outstanding voting securities must be beneficially owned by members of one or more of the segments of the DEM community and at least one of the company's top three executive officers (chairman, chief executive officer or president) must be a member of one or more of the segments of the DEM community.

Chapman Capital Management was the first investment management firm to establish the DEM strategy as an investment option when it launched DEM, Inc., a closed end investment management company, in 1995. A mutual fund managed by Chapman Capital Management using the DEM strategy is included as an investment option in certain retirement plans. At February 28, 2002, Chapman Capital Management had assets managed under the DEM strategy of $283 million.

The Chapman Co. uses the DEM strategy in its brokerage and investment banking business by participating in syndicates for underwritings of DEM companies, publishing research on DEM companies, and acting as distributor for the mutual funds that Chapman Capital Management manages according to the DEM strategy.

Our management team has recognized the broad economic, market and sector challenges faced by our country and the world during calendar year 2001. Our online brokerage operations is symbolic of what's going on across all industries. During this period, several minority portals have discontinued operations and others have merged with similar web sites in order to achieve economies of scale and continue operations. Our on-line strategy and projected internet marketing strategy, subject to broader market forces has been reevaluated to be in line with current industry demand. As a consequence of this reevaluation, we have substantially reduced the scope of our efforts in this area. This change will permit us to focus our resources on our core businesses of investment management, investment banking and brokerage.

SECURITIES BROKERAGE AND INVESTMENT BANKING SERVICES

Our securities brokerage and investment banking subsidiary, The Chapman Co., uses the DEM strategy in its business by marketing financial services, primarily investment banking services, to DEM companies. We have identified over 170 DEM companies with which we seek to establish relationships. Our target client with respect to our brokerage and banking services are small capitalization companies traded in the over-the-counter market and privately-held companies undertaking an initial public offering.

BROKERAGE SERVICES

The Chapman Co. is registered as a broker-dealer with the SEC and in 50 states, the District of Columbia, and Puerto Rico and is a member firm of the NASD. The Chapman Co. provides brokerage services to institutional and retail clients.

The Chapman Co. charges commissions to these clients for executing buy and sell orders for securities on national and regional exchanges and in the over-the-counter market. The Chapman Co.'s primary source of revenue for its brokerage business has historically been commissions generated from institutional brokerage. The Chapman Co.'s institutional clients include investment managers, corporate retirement plans and municipal retirement plan sponsors. The Chapman Co. maintains floor broker relationships on the New York, American and Chicago Stock Exchanges and executes buy and sell orders in the over-the-counter markets. Approximately 25.15% of our revenue during the year ended December 31, 2001 was derived from our brokerage business.

The Chapman Co. clears all transactions for its brokerage customers on a fully-disclosed basis with its clearing agent, which carries and clears all customer securities accounts. The clearing agent may lend funds to our brokerage customers through the use of margin credit. These loans will be made to customers on a secured basis, with the clearing agent maintaining collateral in the form of salable securities, cash or cash equivalents. Under the terms of our agreement with the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, we would be obligated to indemnify the clearing agent for any resulting losses.

The Chapman Co. also participates in fixed income secondary market trading in government securities primarily for fixed income investment managers, municipal treasurers and other investment professionals. This business is done on a competitive basis where The Chapman Co. acts as a broker. Approximately 5.09% of our revenue during the year ended December 31, 2001 was derived from secondary market trading.

The Chapman Co. is approved to be a registered market-maker for the securities of up to five companies at any time, including eChapman. During the year ended December 31, 2001, The Chapman Co. only made a market in the securities of eChapman.

The Chapman Co.'s trading activities involve the purchase, sale or short sale of securities as a principal, and, accordingly, involve risks of a change in market price of these securities and of a decrease in the liquidity of markets, which can limit our ability to sell securities purchased or to purchase securities sold in such transactions. The stock of eChapman held by The Chapman Co. in its market making inventory is recorded in the equity section of our balance sheet at cost like treasury stock. The Chapman Co. experienced a gain on trading of $50,000 for the year ended December 31, 2001 and a loss on trading of $360,000 for the year ended December 31, 2000. As of December 31, 2001 and 2000 The Chapman Co.'s inventory of market-making securities was $0 and $644,000, respectively.

CORPORATE FINANCE

To date, The Chapman Co.'s corporate finance activities have been limited primarily to participation in syndicates. Approximately .86% of our revenue during the year ended December 31, 2001 was derived from corporate finance transactions.

GOVERNMENT FINANCE

The Chapman Co. participates in the tax-exempt public finance market and has managed, primarily as co-manager, more than 500 transactions in 23 states and the District of Columbia, including approximately 116 transactions in the past two years. More than half of the total dollar amount of these transactions has been with jurisdictions located in California, Pennsylvania, and Tennessee.

Approximately 20.27% of our revenue during the year ended December 31, 2001 was derived from management fees, financial advisory fees and selling concessions in public finance transactions. The Chapman Co. currently employs five investment bankers whose primary responsibility is the development of its public finance business.

INVESTMENT ADVISORY SERVICES

Our investment advisory subsidiary, Chapman Capital Management, currently manages two active mutual funds: the DEM Equity Fund and The Chapman U.S. Treasury Money Fund, each a portfolio of The Chapman Funds, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Chapman Capital Management has also formed and managed one private investment trust, the DEM-MET Trust. Chapman Capital Management also advises corporate, institutional and individual investors on a separate account basis.

As of February 28, 2002, Chapman Capital Management's total assets under management attributable to mutual funds were approximately 31.7% of its total assets under management.

DEM Equity Fund is a non-diversified portfolio of The Chapman Funds, Inc. The principal investment objective of the DEM Equity Fund is aggressive long-term growth through investment in equity securities of DEM companies. As of February 28, 2002, the DEM Equity Fund had approximately $13.6 million in assets. The DEM Equity Fund commenced operations in April 1998.

The Chapman U.S. Treasury Money Fund, also a portfolio of The Chapman Funds, Inc., invests solely in short-term direct obligations of the U.S. Government and repurchase agreements collateralized fully by direct obligations of the U.S. Government. This fund is intended primarily for state and local governments and their authorities and agencies. As of February 28, 2002, The Chapman U.S. Treasury Money Fund had $75.8 million in assets. The Chapman U.S. Treasury Money Fund began operations in June 1989.

DEM-MET Trust was organized in 1996 under New York law and is intended to qualify as a tax-exempt pooled trust for qualified employee benefit plans and certain governmental plans. Chapman Capital Management, which acts as investment adviser to the DEM-MET Trust, seeks to enhance performance and reduce market risk by allocating assets among multiple sub-advisers. The sub-advisers may have, but are not necessarily required to have, dissimilar investment styles and security selection disciplines.

At December 31, 2001 the DEM-MET trust had assets of $211 million. The DEM-MET Trust was liquidated on February 5, 2002. Chapman Capital Management, Inc. has terminated all sub-advisor relationships.

Chapman Capital Management also provides investment advisory services to separate accounts under individual investment advisory agreements. Chapman Capital Management manages equity and debt portfolios with varied investment objectives including long term capital appreciation and current income. As of February 28, 2002, approximately 68.3% of the separate accounts under management incorporate the DEM strategy as an investment objective.

As of February 28, 2002, Chapman Capital Management managed approximately $193 million in assets for separate accounts, of which approximately $191 million was invested under the DEM Strategy.

MARKETING AND CUSTOMER SERVICE

Chapman Capital Management's marketing strategy focuses on distribution of its separate account and proprietary investment products through a variety of channels. We seek to market our investment products to public pension fund sponsors, defined contribution plan distributors, and high net worth individuals. Our marketing strategy encompasses distribution of our proprietary products through separate account assignments, and wholesale agreements with financial intermediaries. Additionally, Chapman Capital Management seeks to remain the primary source for investment in the Domestic Emerging Markets.

Chapman Capital Management targets its marketing efforts to the various types of customers that use its investment advisory and asset management services. Chapman Capital Management's separate accounts are typically large institutional investors. Chapman Capital Management markets to these accounts through customer support activities and personal sales efforts by officers of Chapman Capital Management.

Chapman Capital Management's proprietary investment products are distributed by The Chapman Co. Chapman Capital Management offers its proprietary investment funds to banks, insurance companies, providers of 401(k) deferred compensation plans and other institutions for resale to their customers. Chapman Capital Management provides support to The Chapman Co. in marketing to institutional resellers and to the institutional resellers' own retail sales forces.

RESEARCH

As of February 28, 2001, Chapman Capital Management employed two portfolio managers. Chapman Capital Management currently employs one buy-side analyst to assist the portfolio managers in investment research, monitoring of investment opportunities and the development and maintenance of Chapman Capital Management's proprietary DEM valuation and screening model. Chapman Capital Management also utilizes the research services of The Chapman Co. for coverage of DEM companies.

DEPENDENCE ON KEY INVESTMENT MANAGEMENT CLIENTS

At December 31, 2001 the DEM-MET trust had two clients with total assets of $211 million. The DEM-MET Trust was liquidated on February 5, 2002. Chapman Capital Management, Inc. has terminated all sub-advisor relationships.

Our advisory fee revenue will be reduced by the impact of the termination of the DEM-ME Trust. These assets and revenue reductions may be offset by inflows of assets in other products. But we can not guarantee that inflows of assets will occur.

ANNUITY PRODUCTS

Our insurance subsidiary, The Chapman Insurance Agency, sells annuity products on an agency basis for insurance underwriters such as The Manufacturers Life Insurance Company of North America; however, Chapman Insurance Agency has not had significant operations to date. Chapman Insurance Agency currently offers only variable annuities. Policyholders are able to choose among several available separate account options offered by the insurance underwriter and may transfer monies between the various annuity options on a tax-deferred basis.

The Chapman Insurance Agency sells products on an agency basis only, meaning that it sells insurance products underwritten by other insurance companies.

eCHAPMAN INTERNET PORTAL

We have considerably reduced the scope of our internet strategy, symbolic of what has occurred in the financial and technology markets.

The purchase of the assets of NetNoir, Inc. during the third quarter of calendar year 2001, resulted in an expansion of services offered by The Chapman Network, the Firms's online marketing affiliate.

The firm continues to reevaluate its online marketing and distribution strategy.

ON-LINE TRADING

Chapman On-Line, Inc. is registered as a broker-dealer with the SEC and in the District of Columbia, Maryland, Virginia and South Carolina and is a member firm of the NASD. Chapman On-Line provides brokerage services to retail clients through the eChapman web site.

Chapman On-Line charges commissions to these clients for executing buy and sell orders for securities on national and regional exchanges and in the over-the-counter market. Chapman On-Line commenced operations in April 2000 and was not a significant source of our revenue during the year ended December 31, 2001. The on-line brokerage market has been impacted by uncertantity in the market, the effects of September 11, and the economic recession. The Firm has reevaluated its on-line brokerage strategy and projects that on-line brokerage will not be a significant source of future revenue, consistent with industry trends.

Chapman On-Line clears all transactions for its brokerage customers on a fully-disclosed basis with its clearing agent, which carries and clears all customer securities accounts. The clearing agent may lend funds to our brokerage customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of salable securities, cash or cash equivalents. Under the terms of our agreement with the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, we would be obligated to indemnify the clearing agent for any resulting losses.

GOVERNMENT REGULATION

SECURITIES BROKERAGE AND INVESTMENT BANKING SERVICES

The securities business is subject to extensive and frequently changing federal and state laws and substantial regulation under such laws by the SEC and various state agencies and self-regulatory organizations, such as the NASD.

The Chapman Co. and Chapman On-Line are each registered as broker-dealers with the SEC and are member firms of the NASD. Much of the regulation of broker- dealers has been delegated to self-regulatory organizations, principally the NASD, which has been designated by the SEC as The Chapman Co.'s primary regulator. The NASD adopts rules, which are subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms' operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. The Chapman Co. is registered as a broker-dealer in 50 states and the District of Columbia and Puerto Rico. Chapman On-Line is registered as a broker-dealer in the District of Columbia, Maryland, Virginia and South Carolina and is a member firm of the NASD.

Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

o Sales methods and supervision

o Trading practices among broker-dealers

o Use and safekeeping of customers' funds and securities

o Record keeping

o Conduct of directors, officers, and employees.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets. Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers.

The SEC, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees.

The Chapman Co.'s mutual fund distribution business is subject to extensive regulation as to its duties, affiliations, conduct and limitations on fees under the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the regulations of the NASD. The NASD has prescribed rules with respect to maximum commissions, charges and fees related to investment in any mutual fund registered under the 1940 Act.

As registered broker-dealers and member firms of the NASD, The Chapman Co. and Chapman On-Line are subject to the net capital rule of the SEC. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth, which consists of assets minus liabilities, plus qualifying subordinated borrowings less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition.

The Chapman Co. has elected to compute its net capital under the standard aggregate indebtedness method permitted by the net capital rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a 15-to-1 ratio.

Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the SEC and other regulatory bodies and ultimately may require its liquidation.

As of December 31, 2000, The Chapman Co., a subsidiary of eChapman, had less than the minimum net capital required to meet the SEC net capital rule. This net capital deficiency was corrected as of March 8, 2001, at which time The Chapman Co. was in compliance with the net capital rule and had net capital of $627,000, a net capital requirement of $250,000 and a ratio of aggregate indebtedness to net capital of 1.68-to-1. On March 9, 2001, The Chapman Co. filed a notice of noncompliance with the net capital rule with the SEC and the NASD. The SEC and NASD have not indicated what, if any, action either may take as a result of The Chapman Co.'s net capital noncompliance.

As of December 31, 2001, The Chapman Co., a subsidiary of eChapman, was in compliance with the SEC net capital rule and had net capital of $797,000, a net capital requirement of $250,000 and a ratio of aggregate indebtedness to net capital of .33-to-1.

INVESTMENT ADVISORY SERVICES

Chapman Capital Management's business is subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment companies. Under these laws and regulations, agencies that regulate investment advisors have broad administrative powers, including the power to limit, restrict, or prohibit an advisor from carrying on its business in the event that it fails to comply with applicable laws and regulations. Possible sanctions that may be imposed include:

o Suspension of individual employees

o Limitations on engaging in certain lines of business for specified periods of time

o Revocation of investment advisor and other registrations

o Censures

o Fines

Chapman Capital Management is registered with the SEC under the Investment Advisers Act of 1940 and is subject to examination by the SEC. Under Section 206 of the Advisers Act, it is unlawful for any investment advisor to:

o Employ any device, scheme, or artifice to defraud any client or prospective client

o Engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client

o Engage in any act, practice, or course of business which is fraudulent, deceptive or manipulative. The Advisers Act imposes numerous other obligations on registered investment advisors including:

- Fiduciary duties

- Recordkeeping requirements

- Operational requirements

- Disclosure obligations

The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from censure to termination of an investment adviser's registration. Any failure to comply with the requirements of the SEC could have a material adverse effect on eChapman.

An investment advisor to a registered investment company, its principals, and its employees may also be subject to proceedings initiated by the SEC to impose remedial sanctions for violation of any provision of the federal securities laws and the regulations adopted thereunder, and the SEC may prohibit an investment advisor to an investment company from continuing to act in its capacity as an investment advisor to an investment company. Stockholders of registered investment companies or the SEC may also bring an action against the officers, directors, and investment advisor for breach of fiduciary duty in establishing the compensation paid to the investment advisor.

The mutual funds managed by Chapman Capital Management are registered with the SEC under the Investment Company Act, and the sale of shares in these funds has been registered under the Securities Act. Investment companies such as The Chapman Funds, Inc. and any future registered investment companies established and/or advised by Chapman Capital Management, are subject to considerable substantive regulation. Such companies must comply with periodic reporting requirements. Proxy solicitations are subject to the general proxy rules as well as to special proxy rules applicable only to investment companies. Shares of open-end investment companies, such as the DEM Equity Fund and The Chapman U.S. Treasury Money Fund, can only be offered at a uniform public offering price based on the current net asset value per share plus the sales load.

No more than 60% of the directors of registered investment companies can be interested persons, defined to include, among others, persons affiliated with the management company or underwriter, and a majority of the directors must not be affiliated with the underwriter. In the case of investment companies, such as The Chapman Funds, which have adopted 12b-1 plans for their portfolios in order to permit these portfolios to pay for distribution expenses, the rules under the Investment Company Act require that no more than 50% of the fund's directors can be interested persons.

The advisory agreement must have initially been approved by a majority of the outstanding shares and, after two years, must be annually approved, either by the board or by a majority of the outstanding voting shares. The advisory agreement must be subject to termination upon 60 days notice by the board or by a majority of the outstanding voting shares.

The underwriting agreement must be annually approved by the board or by a vote of a majority of the outstanding voting shares, and must provide for automatic termination in the event of an assignment. With limited exceptions, transactions between the investment company and an affiliate can be entered into only if approved by the SEC, after notice and opportunity for hearing, as fair and equitable.

Chapman Capital Management derives a large portion of its revenues from its investment company management agreements. Under the Advisers Act, the Company's investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the mutual funds managed by Chapman Capital Management terminate automatically upon assignment. The term assignment is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in Chapman Capital Management.

ECOMMERCE AND THE INTERNET

There are currently a limited number of federal or state laws or regulations that specifically regulate communications or commerce on the Internet. However, federal and state governments are increasingly asserting an intent to more actively regulate the Internet. These efforts include attempts to apply existing laws of general applicability to the Internet, including actions involving:

o User privacy, including sending of unsolicited email or spamming

o Consumer protection to ensure quality products and services and fair dealing

o Media regulation, such as libel and obscenity

COMPETITION

We encounter intense competition in our securities and investment advisory businesses. Both The Chapman Co. and Chapman Capital Management compete directly with other larger national securities firms and investment advisors, a significant number of which have greater capital and other resources, including, among other advantages, more personnel and greater marketing, financial, technical and research capabilities. In addition, these firms offer a broader range of financial services than The Chapman Co. and Chapman Capital Management and compete not only with The Chapman Co. and Chapman Capital Management and among themselves but also with commercial banks, insurance companies and others for retail and institutional clients. This competition has intensified with the passage of the Gramm-Leach-Bliley Act, which removed barriers to affiliation between banks, insurance companies and securities firms.

The mutual investment funds managed by Chapman Capital Management are similarly subject to competition from nationally and regionally distributed funds offering equivalent financial products with returns equal to or greater than those offered by Chapman Capital Management's affiliated investment funds. The investment advisory industry is characterized by relatively low cost of entry and the formation of new investment advisory entities which may compete directly with Chapman Capital Management. Chapman Capital Management's ability to increase and retain assets under management could be materially adversely affected if client accounts or the Chapman Capital Management's affiliated mutual funds under-perform specified market benchmarks. Chapman Capital Management's ability to compete with other investment management firms also depends, in part, on the relative attractiveness of their investment philosophies and methods under prevailing market conditions.

Our securities brokerage and investment banking businesses are concentrated in the securities industry, which is subject to numerous and substantial risks, particularly in volatile or illiquid markets and in markets influenced by sustained periods of low or negative economic growth. Such risks include the risk of losses resulting from:

o Underwriting and ownership of securities

o Trading and principal activities

o Counterparty failure to meet commitments

o Customer fraud

o Employee errors

o Misconduct and fraud (including unauthorized transactions by traders)

o Failures in connection with the processing of securities transactions

In addition, our investment banking revenues may decline in periods of reduced demand for public offerings or reduced activity in the secondary markets and when there are reduced spreads on the trading of securities.

TRADEMARKS

We have the right to use the following registered trademarks and common law trademarks pursuant to our non-exclusive royalty-free Service Mark Licensing Agreement with Nathan A. Chapman, Jr.:

o Domestic Emerging Markets(R)

o DEM(R)

o C-Eagle Logo(TM)appearing on the front of this prospectus

o DEM Index(TM)

o DEM Profile(TM)

o DEM Universe(TM)

o DEM Community(TM)

o DEM Company(TM)

o DEM Multi-Manager(TM)

o Chapman(TM)

o Chapman Education(TM)

o Chapman Network(TM)

o Chapman Trading(TM)

o Chapman Marketplace(TM)

o Chapman Kids Club(TM)

o eChapman(TM)

o NET NOIR(SM)

o Chocolate Kisses(SM)

We regard our trademarks and other intellectual property as critical to our success. We rely on trademark law to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

EMPLOYEES

As of February 28, 2002, we had 39 full-time employees, including 23 registered representatives.

We consider our relationship with our employees to be good. Our future success will depend on our ability to identify, attract, retain and motivate highly skilled technical, managerial, sales, marketing and customer service personnel. Competition for these persons is intense.

ITEM 2. DESCRIPTION OF PROPERTIES

Our principal executive offices are located at the World Trade Center-Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202 where we lease approximately 10,000 square feet of office space. The lease for these premises expires in October 2005 and we have an option to renew this lease for another five years.

We also maintain leases in the following cities for our securities brokerage's branch sales offices:

o Chicago, Illinois --one year lease expiring October 2002

o Dallas, Texas--six month lease with automatic six month extensions

In addition, we lease office space on a month-to-month basis in San Francisco, California, Philadelphia, Pennsylvania and Memphis, Tennessee.

ITEM 3. LEGAL PROCEEDINGS

eChapman is currently a named respondent in an arbitration before the NASD in a matter entitled Roosevelt & Vivian McCorvey v. Nathan Chapman, et al., NASD Arbitration No. 00-04276. This proceeding commenced in October, 2000. The claimants assert violations of (i) Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder; (ii) Section 17(a) of the Securities Act of 1933; (iii) the antifraud provisions of the securities laws of the State of Alabama and the District of Columbia; (iv) various provisions of the NASD Conduct and other Rules, including prohibitions against fraud, misrepresentations, omissions, excessive mark-ups, unfair and unjust trading, dealing and business practices; and (v) applicable common lawregarding, among other things, fraud, breach of fiduciary duty, breach of contract and intentional, reckless, and/or negligent misrepresentation. These allegations have been made with respect to claimants' purchase and holding of 100 shares of Series B Preferred Stock in The Chapman Co. in November of 1994 for $100,000 which (subsequently representing stock in eChapman as a result of various reorganizations) was sold in July, 2000 for approximately $67,000. Claimants demand (i) a sum of money or shares of stock in the Company based on the allegation that they should have received 500,000 shares of Series B Stock in 1994 for their $100,000 investment in The Chapman Co.; (ii) financing costs of approximately $50,000; (iii) punitive damages; (iv) attorneys fees and costs; and (v) interest on amounts due.

eChapman is currently defending an arbitration before the NASD in a matter entitled MTG Partners v. Nathan Chapman, et al., NASD Arbitration No. 00-04875. This proceeding commenced in November, 2000. MTG Partners make essentially parallel allegations to those set forth in the McCorvey arbitration described above and seek parallel relief.

In connection with these arbitrations, Ferris, Baker Watts,[nb]Inc. (Ferris) made demand upon eChapman for indemnification and a defense as required under the agreements between eChapman and Ferris in connection with the public offerings involving The Chapman Co. and eChapman with respect to which Ferris acted as qualified independent underwriter as required under applicable NASD Rules and in connection with which Ferris delivered a fairness opinion regarding certain aspects of the reorganization of eChapman and its subsidiaries. eChapman, subject to reserving its rights, has accepted and is providing a defense. A similar agreement runs to the benefit of Tucker Anthony Clear Gull, which also delivered a fairness opinion in connection with the reorganization of eChapman and its subsidiaries.

eChapman has filed claims under its various insurance policies with its insurance carrier, which is investigating the extent of any coverage. Deductibles range from $50,000 to $250,000 under these policies. eChapman intends to defend vigorously these arbitrations.

The Chapman Company is also currently a named respondent in an arbitration before the NASD in a matter entitled Lewis G. Herrmann and Florence Herrmann as Trustees of the Hermann Family Trust v. Miller & Schroeder Financial, Inc., et al. NASD Arbitration No. 01-05806. This proceeding commenced in January 2002. The Claimants assert violations of fraudulent underwriting, recommendation, offer, and sale of unrated municipal bonds. Claimants also allege fraudulent operations and sales practices violation targeting elderly persons. The Chapman Company is a named respondent through its participation with Miller and Schroeder Financial as a co- underwriter in the CME - Jackson Avenue bonds. Claimants demand (i)$3,300,000 in damages, (ii) treble damages for elder abuse, (iii) attorneys fees and costs. The Chapman Company has had no interaction with the Claimants and is a named Respondent via participation as a co- underwriter. The Chapman Company intends to vigorously defend this arbitration.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE INFORMATION

eChapman common stock is traded in the over-the-counter market and prices for eChapman common stock are quoted on the Nasdaq National Market under the symbol ECMN. The following table sets forth the high and low bid prices of eChapman common stock as reported on the Nasdaq National Market.

PERIOD		COMMON STOCK (ECMN) High	Low
2002			
	1st Quarter (1)	$1.50	$0.07
2001			
	4th Quarter	$2.05	$0.26
	3rd Quarter	$2.75	$2.05
	2nd Quarter	$2.89	$2.24
	1st Quarter	$3.97	$2.97
2000			
	4th Quarter	$7.13	$2.97
	3rd Quarter	$7.38	$6.88
	2nd Quarter	$13	$7

----

(1) Through February 28, 2002.

On March 25, 2002, there were approximately 1,246 holders of record of eChapman common stock. As of February 28, 2002, there were 12,281,096 outstanding shares of eChapman common stock.

DIVIDENDS

eChapman has never declared or paid cash dividends on its common stock and does not anticipate doing so in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend upon eChapman's earnings, if any, its financial condition, and other relevant factors.

RECENT SALES OF UNREGISTERED SECURITIES

During the fiscal year ended December 31, 2001, eChapman did not issue any securities without registration under the Securities Act of 1933.

ITEM 5A. RISK FACTORS

WARNING AS TO OUR USE OF FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning eCHAPMAN. These forward-looking statements are based on the beliefs of our management, as well as on assumptions made by and information currently available to us at the time such statements are made. The discussion of our business strategy is not based on historical facts but is comprised of forward looking statements based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. When we use words such as anticipate, believe, estimate, intend and similar expressions in this prospectus, we intend to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below, the matters set forth or incorporated in this report generally and economic and business factors, some of which are beyond our control. In analyzing our company, you should carefully consider, along with other matters referred to in this report, the risk factors detailed in this Risk Factors section and throughout this report and future reports issued by our company.

Forward-looking statements are intended to apply only at the time they are made. Moreover, whether or not stated in connection with a forward-looking statement, we undertake no obligation to correct or update a forward-looking statement should we later become aware that it is not likely to be achieved. If we were to update or correct a forward-looking statement, investors and others should not conclude that we will make additional updates or corrections thereafter.

THIS FILING ON FORM 10-KSB CONTAINS UNAUDITED FINANCIAL STATEMENTS, WHICH MAY BE SUBSTANTIALLY DIFFERENT THAN THE AUDITED FINANCIAL STATEMENTS WE INTEND TO FILE BY AMENDMENT TO THIS FORM 10-K NO LATER THAN MAY 31, 2002.

On March 14, 2002, the Board of Directors of eChapman terminated Arthur Andersen LLP as its independent auditors. The Board of Directors elected to terminate Arthur Andersen LLP because Arthur Andersen LLP indicated that it would not be able to issue the Company's audited financial statements within a reasonable timeframe, enabling us to file eChapman's Form 10-KSB within the prescribed deadlines, as well as in light of the fact that Arthur Andersen LLP has recently been indicted for obstruction of justice charges, which caused the Board of Directors to have substantial concerns about the ability of Arthur Andersen LLP to certify and stand by any report they might issue in connection with their review of the Company's financial statements. Arthur Andersen, LLP has indicated that its inability to timely prepare the audited financial statements for the company was due to the fact that Arthur Andersen had not received any notification from the management of eChapman about a formal non-public investigation which has been undertaken by the Securities and Exchange Commission relating to the initial public offering of eChapman or the fact that eChapman had received a letter from the Securities and Exchange Commission, describing certain deficiencies noted by the Securities and Exchange Commission in connection with a routine annual audit and examination of the books and records of the Chapman Funds, Inc (affiliate) and Chapman Capital Management, Inc. (a subsidiary)

WE HAVE RETAINED NEW INDEPENDENT AUDITORS EFFECTIVE MARCH 14, 2002

As a result of eChapman's termination of Arthur Andersen, LLP, eChapman has retained the accounting firm Wilkens McNair P.C. to serve as its new independent auditors. EChapman has a limited history with Wilkens McNair, P.C. and cannot guarantee that the new independent auditors can adequately fulfill the needs of eChapman in connection with the preparation of its audited financial statements.

THIS FILING ON FORM 10-KSB CONTAINS UNAUDITED FINANCIAL STATEMENTS, WHICH MAY BE SUBSTANTIALLY DIFFERENT THAN THE AUDITED FINANCIAL STATEMENTS WE INTEND TO FILE BY AMENDMENT TO THIS FORM 10K NO LATER THAN MAY 31, 2002.

eChapman is filing unaudited financial statements with Form 10-KSB in re liance on Temporary Note 2T to Article 3 of Regulation S-X. No auditor has opined that the unaudited financial statements contained herein present fairly, in all material respects, the financial position, the results of operations, cash flows and the changes in shareholders' equity of the Company or the financial highlights for each of the periods reported in accordance with generally accepted accounting principles. eChapman will file audited financial statements by amendment to this Form 10-KSB no later than May 31, 2002. Wilkins McNair, P.C., eChapman's new independent auditor has provided eChapman with reasonable assurances that the audit of eChapman can be completed by that time. However, there can be no assurance that the financial statements contained in this Form 10-KSB will not be substantially and materially different than the audited financial statements to be prepared by Wilkins McNair, P.C. and filed by amendment to this Form 10-KSB.

WE ARE CURRENTLY THE SUBJECT OF A FORMAL NON-PUBLIC INVESTIGATION UNDERTAKEN BY THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE INITIAL PUBLIC OFFERING OF THE COMPANY AND CERTAIN SALES AND RECORD-KEEPING PRACTICES OF THE CHAPMAN COMPANY.

Although we cannot not express an opinion as to the final outcome of the Securities and Exchange Commission inquiry, an adverse finding with respect to the aforementioned investigation could impact the Company's ability to properly conduct its business, its ability to maintain its Nasdaq National Market listing, and could negatively impact eChapman's results of operations, financial position, cash flows or changes in shareholders' equity. The investigation is ongoing.

WE HAVE BEEN NOTIFIED BY THE NASDAQ THAT THE COMPANY FAILS TO COMPLY WITH THE MINIMUM BID PRICE REQUIREMENT FOR CONTINUED LISTING AS SET FORTH IN MARKETPLACE RULE 4310.

On February 15, 2002, we received a Nasdaq Staff Determination Letter that the minimum bid price for eChapman fails to comply with the continued listing requirements under Marketplace Rule 4310 and that eChapman's common stock, therefore, was subject to delisting from the Nasdaq National Market. In the event that eChapman is delisted from the Nasdaq National Market there is no guarantee that eChapman will be able to sustain an adequate market for its securities on either the Over-The Counter Bulletin Board or the "Pink sheets". Any listing on either the Over-The Counter Bulletin Board or the " Pink Sheets" will substantially and materially impair the market that exists for the trade of our securities, which in turn have a material adverse effect on eChapman's results of operations, financial position, cash flows or changes in shareholders' equity.

MARKET DRIVEN ADJUSTMENTS TO ON-LINE STRATEGY

We intend to limit future investment in our website and Internet business and focus our resources on our core businesses of investment management, investment banking and brokerage. In doing so, we will seek to lower our operating expenses as a percentage of revenue. If we are unsuccessful in lowering our operating expenses as a percentage of revenue or if our efforts to lower expenses result in less revenue, our business, results of operations and financial condition may be materially and adversely affected.

THE CHAPMAN CO. NET CAPITAL VIOLATION

As of December 31, 2001, The Chapman Co., a subsidiary of eChapman, was in compliance with the SEC net capital rule and had net capital of $797,000, a net capital requirement of $250,000 and a ratio of aggregate indebtedness to net capital of .34-to-1.

As of December 31, 2000, The Chapman Co., a subsidiary of eChapman, had less than the minimum net capital required to meet the SEC net capital rule. This net capital deficiency was corrected as of March 8, 2001, at which time The Chapman Co. was in compliance with the net capital rule and had net capital of $627,000, a net capital requirement of $250,000 and a ratio of aggregate indebtedness to net capital of 1.68-to-1. On March 9, 2001, The Chapman Co. filed a notice of noncompliance with the net capital rule with the SEC and the NASD. The SEC and NASD have not indicated what, if any, action either may take as a result of The Chapman Co.'s net capital noncompliance.

LIQUIDITY

To the extent that eChapman's liquid resources and cash provided by operations are not adequate to meet its operating expenses and capital requirements, eChapman may need to raise additional capital through loans or equity. There can be no assurance that eChapman will be able to borrow funds or raise additional capital.

OUR INVESTMENT ADVISORY SUBSIDIARY IS DEPENDENT ON A FEW MAJOR INVESTMENT MANAGEMENT CLIENTS, AND IF ANY OF THESE CLIENTS TERMINATED THEIR ADVISORY ARRANGEMENTS WITH US, OUR ADVISORY FEE REVENUE WOULD BE MATERIALLY REDUCED.

All of Chapman Capital Management's agreements with its advisory clients are terminable by the client upon short notice (typically 30-60 days prior written notice).

At December 31, 2001 the DEM-MET trust had two clients with total assets of $211 million. The DEM-MET Trust was liquidated on February 5, 2002. Chapman Capital Management, Inc. has terminated all sub-advisor relationships. Our advisory fee revenue will be reduced by the impact of these withdrawals. In our regular course of business clients contribute, withdraw and reallocate assets on a regular basis. These assets and revenue reductions may be offset by inflows of assets in other products. But we can not guarantee that inflows of assets will occur.

Because of the concentration of our assets under management with a limited number of customers, our assets under management at any time can fluctuate. If any of our key investment management clients terminate their advisory arrangements with us or make substantial withdrawals of their assets under management, our advisory fee revenue would be materially affected.

VOLATILITY OF BUSINESS

The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions declines faster than the Company's ability to change its cost structure.

In the normal course of operations of an investment manager, clients add investments to and withdraw investments from the asset portfolio. This activity is done by clients as they continue to make investment decisions and diversify their portfolio. The earnings from investment management is effected by the additions and withdrawals of investments under management.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

eChapman is a strategically integrated financial service organization designed to provide innovative financial service offerings and asset management solutions. On November 15, 1999, eChapman entered into separate merger agreements with Chapman Holdings, Chapman Capital Management Holdings and Chapman Insurance Holdings. The initial public offering of common stock of eChapman occurred on June 15, 2000, and as a result of the mergers, which closed on June 20, 2000, eChapman indirectly controls The Chapman Co., Chapman Capital Management and The Chapman Insurance Agency. eChapman's common stock began trading on the NASDAQ National Market under the symbol ECMN on June 20, 2000, and it commenced consolidated operations on June 20, 2000.

Chapman Network offers media, advertising, and a variety of lifestyle, news, education, and cultural content. An agreement to purchase the assets of NetNoir, Inc. was completed July 20, 2001, resulting in an expansion of services offered by the Chapman Network. Chapman Online, Inc., an integral component of eChapman's interactive on-line community, is the online brokerage unit of eChapman. Chapman Online offers online stock and options trading. The Chapman Company is a full service securities brokerage and investment banking company that engages in corporate and government finance, retail and institutional brokerage, research and market making, and trading. Chapman Capital Management is a registered investment advisor that acts as financial advisor to separate accounts, and a family of mutual funds. The Chapman Insurance Agency sells annuity products on an agency basis.

RESULTS OF OPERATIONS

PRO FORMA FINANCIAL DATA

eChapman was incorporated on May 14, 1999. We have not provided an analysis of the financial condition and results of operations for the year ended December 31, 2000 and as a comparison to December 31, 1999, since eChapman's operations did not materially commence until the completion of the mergers of Chapman Holdings, Chapman Capital Management Holdings and Chapman Insurance Holdings, and their related subsidiaries with and into eChapman on June 20, 2000, as discussed above in the Overview. We have provided such an analysis for the year ended December 31, 2001 and the Pro Forma year ended December 31, 2000 below.

The following unaudited pro forma consolidated statements of operations are provided for informational purposes only and do not purport to present the actual results of operations of eChapman. The unaudited pro forma consolidated statements of operations should be read in conjunction with the historical unaudited consolidated financial statements of eChapman, including the related notes, included elsewhere in this document.

The unaudited pro forma consolidated statement of operations gives effect to the consolidation of eChapman for the period December 31, 2001 compared to the year ended December 31, 2000. Because the eChapman, Chapman Holdings, Chapman Capital Management Holdings and Chapman Insurance Holdings merger was a merger of companies under common control, their merger was accounted for similar to a pooling of interest.

The following table reflects items in the pro forma consolidated statement of operations of eChapman and subsidiaries as dollar amounts and as percentage of total net revenue.

eCHAPMAN, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	YEARS ENDED DECEMBER 31,			
	2001		2000	
	AMOUNTS	PERCENTAGE OF TOTAL NET REVENUE	AMOUNTS	PERCENTAGE OF TOTAL NET REVENUE
REVENUE:				
Commissions	$ 3,628,000	47.6%	$ 3,043,000	32.4%
Underwriting and management fees	643,000	8.4	1,113,000	11.9
Investment management fees	3,779,000	49.6	5,237,000	55.8
Interest, dividends and other income	511,000	6.7	623,000	6.6
Gain (loss) gain on trading	50,000	0.7	(361,000)	(3.8)
Loss on investments, net	(898,000)	(11.8)		
Total revenue	7,713,000	101.2	9,655,000	102.8
Interest expense	90,000	1.2	264,000	2.8
Net revenue	7,623,000	100.0	9,391,000	100.0
OPERATING EXPENSE:				
Compensation and benefits	3,866,000	50.7	4,936,000	52.6
Floor brokerage and clearing fees	553,000	7.3	591,000	6.3
Management fees	1,039,000	13.6	1,658,000	17.7
Depreciation and amortization expense	1,884,000	24.7	1,470,000	5.7
Other operating expense	4,473,000	58.7	5,216,000	55.5
Total expenses	11,815,000	155.0	13,871,000	147.7
Operating loss	$ (4,192,000)	(55.0)	$ (4,480,000)	(47.7)
Other income (expense)				
Impairment loss	(6,676,000)	87.6	--	--
Net loss	$(10,868,000)	(142.6)%	$ (4,480,000)	(47.7)%

PRO FORMA RESULTS OF OPERATIONS

THE DISCUSSION WHICH FOLLOWS IS BASED ENTIRELY ON UNAUDITED FINANCIAL STATEMENTS OF eCHAPMAN. NO AUDITOR HAS OPINED THAT THE UNAUDITED FINANCIAL STATEMENTS, TO WHICH REFERENCE IS MADE HEREIN, PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION, THE RESULTS OF OPERATIONS, CASH FLOWS AND THE CHANGES IN SHAREHOLDERS' EQUITY OR THE FINANCIAL HIGHLIGHTS FOR EACH OF THE PERIODS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Net revenue decreased $1,768,000, or 18.8%, to $7,623,000 for the year ended December 31, 2001 from $9,391,000 for the prior comparable period. The decline in net revenues for the year ended December 31, 2001 reflects weakness in the overall equity market and the effects of September 11, resulting in a reduction in assets under management.

Commission revenue increased by $585,000, or 19.2%, to $3,628,000 for the year ended December 31, 2001 from $3,043,000 for the prior comparable period. The increase was primarily due to an increase in municipal participation and commission revenue from international brokerage activity. Commission revenue from municipal participation increased $770,000, or 129.3%, to $1,366,000 for the year ended December 31, 2001 from $596,000 for the prior comparable period. eChapman participated in 58 municipal deals during the twelve month period ended December 31, 2001 compared to 67 municipal deals in the prior comparable period. The increase in municipal revenue can be attributed to larger deal sizes. Commission revenue from international brokerage totaled $248,000 for the year ended December 31, 2001. There was no international brokerage activity for the prior comparable period. These increases were partially offset by a decrease in institutional commission revenue and 12b-1 fee commission. Commission revenue from the sale of institutional brokerage decreased $333,000, or 19.01%, to $1,419,000 for the year ended December 31, 2001 from $1,752,000 for the prior comparable period. 12b-1 fee commission decreased $35,000, or 37.51%, to $58,000 for the year ended December 31, 2001 from $93,000 for the prior comparable period. This decrease was primarily due to the ongoing weakness in the equity markets in 2001.

Underwriting and management fee revenue decreased by $470,000, or 42.2%, to $643,000 for the year ended December 31, 2001 from $1,113,000 for the prior comparable period. The decrease in underwriting and management fee revenue was partially due to a decrease in syndicate commission of $280,000, or 90.95%, to $28,000 for the year ended December 31, 2001 from $308,000 for the prior comparable period. This decrease was due to shrinkage in the overall equity market volume. The decrease in underwriting and management fee revenue was also due to a decrease in corporate finance revenue of $294,000, or 81.86%, to $65,000 for the year ended December 31, 2001 from $359,000 for the prior comparable period. These decreases were partially offset by an increase in management fee revenue of $113,000, or 83.87%, to $247,000 for the year then ended December 31, 2001 from $134,000 for the prior comparable period. This decrease was primarily due to the ongoing weakness in the equity markets in 2001.

The firm's revenue from its asset management business was impacted by the ongoing weakness in the equity market and the recent effect of September 11, resulting in lower fee revenue for the year ended December 31, 2001 compared to the prior comparable period. Investment management fee revenue decreased $1,458,000, or 27.8%, to $3,779,000 for the year ended December 31, 2001 from $5,237,000 for the prior comparable period. The decrease was primarily due to a net decrease of $97.1 million in assets under management to $523.3 million as of December 31, 2001, from $620.4 million as of December 31, 2000.

Interest, dividends and other income decreased by $112,000, or 18.0%, to $511,000 for the year ended December 31, 2001 from $623,000 for the prior comparable period. The decrease in interest, dividends and other income was primarily due to a decrease in interest and dividend revenue. Lower interest income was primarily due to lower cash balances in 2001. The decrease in interest and dividend revenue was partially offset by an increase in other income. Other income increased due to revenue generated from online advertising, events and media by the newly formed Chapman Network Inc.

A gain on trading of $50,000 was recognized for the year ended December 31, 2001, and a loss on trading of $361,000 was recognized for the prior comparable period. eChapman's gain on trading is attributable to trading activity and the change in market value of its market making securities.

The loss on investments, net was $898,000 for the year ended December 31, 2001 compared to $0 for the prior comparable period. This loss reflects a one-time market value reduction in investments held by the parent company, specifically a reduction in the market value of securities held by eChapman and its subsidiaries.

Interest expense decreased by $174,000, or 65.9% to $90,000 for the year ended December 31, 2001, from $264,000 for the prior comparable period. The decrease reflects the eChapman's reduction of margin payables.

Total expenses, excluding a one-time noncash impairment adjustment, decreased by $2,056,000, or 14.8%, to $11,815,000 for the year ended December 31, 2001 from $13,871,000 for the prior comparable period. The reduction in expenses is the direct result of the cost containment strategy designed to offset market volatility and position the company for profitable growth during 2002.

Compensation and benefits decreased by $1,070,000, or 21.7%, to $3,866,000 for the year ended December 31, 2001 from $4,936,000 for the prior comparable period. The decrease in compensation and benefits is due to a cost containment strategy and attrition. As a percentage of total revenue, these expenses were 50.7% and 52.6%, respectively, for the year ended December 31, 2001 and the prior comparable period. Compensation expense includes salaries and sales commissions paid to brokers, which varies in relation to changes in commission revenue.

Floor brokerage and clearing fees decreased by $38,000, or 6.4%, to $553,000 for the year ended December 31, 2001 from $591,000 for the prior comparable period. The decrease is due to a decline in equity trading resulting from market volatility.

Management fees, which consist primarily of Chapman Capital Management's payments to sub-advisors associated with its multi-manager investment product, the DEM-MET Trust, decreased by $618,000, or 37.3%, to $1,040,000 for the year ended December 31, 2001 from $1,658,000 for the prior comparable period. The decrease in management fee expense largely reflects the trend in assets under management noted above in the investment management fee revenue analysis. This decrease was primarily due to the ongoing weakness in the equity markets in 2001.

Depreciation and amortization expense increased by $414,000, or 28.2% to $1,884,000 for the year ended December 31, 2001 from $1,470,000 for the prior comparable period. The increase was due to depreciation for capitalized website development costs which began during the last quarter of calendar year 2000.

Other expenses decreased by $743,000, or 14.2%, to $4,473,000 for the year ended December 31, 2001 from $5,216,000 for the prior comparable period. The decrease was primarily due to a decrease in advertising and promotion expense, travel expense, and conference and seminar costs. The decrease in these costs is the result of a change in business strategy to operating performance and profitability. Other expenses increased for the year ended December 31, 2001 due to development costs associated with Chapman Network Inc. Expenses for Chapman Network include website, consulting fees, and other startup administrative costs.

The Company recorded a one-time noncash impairment charge against merger related goodwill of $6,676,000, net of accumulative ammortization, for the year ended December 31, 2001. The Company will adopt Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002, resulting in goodwill and certain intangibles not being amortized into results of operations in subsequent periods, but in turn will be reviewed for impairment.

Excluding noncash depreciation, amortization, the goodwill impairment charge and other one-time charges, eChapman realized a loss of $900,000, a decrease of $2,110,000 or 70.1%, for the year ended December 31, 2001 from a loss of $3,010,000 for the prior comparable period.

The net loss increased by $6,388,000, or 143%, to $10,868,000 for the year ended December 31, 2001 from $4,480,000 for the prior comparable period due to a noncash goodwill impairment charge to merger related goodwill. Excluding the goodwill impairment charge the net loss improved by $287,000 or 6.4%. These changes are due to items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, eChapman had cash and cash equivalents of $412,000 and a $655,000 cash deposit held by its clearing agent related to its investment in proprietary stock.

With the exception of goodwill and other intangible assets which amount to $15,312,000 as of December 31, 2001, our assets are reasonably liquid, with a consisting of cash and cash equivalents, deposits with our clearing organization, investment securities, and receivables from clients, all of which fluctuate depending upon the levels of customer business and trading activity. Receivables from clients turn over rapidly. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to customer demand, economic and market conditions, and proprietary trading strategies. Our total assets as of December 31, 2001 were $17,639,000.

The Chapman Co. and Chapman On-Line are subject to the net capital rules of the SEC. As such, The Chapman Co. and Chapman On-Line are subject to certain restrictions on the use of capital and their related liquidity.

As of December 31, 2001, eChapman had a subscription stock receivable from its majority stockholder in the amount of $1,291,000 reserved as an adjustment to equity.

On July 20, 2001, eChapman purchased the net assets of NetNoir, Inc. This acquisition, made by a combination of cash and eChapman stock, will enable the strategic expansion of media distribution by the Chapman Network, Inc. affiliate.

eChapman's overall capital and funding needs are continually reviewed to ensure that its capital base can support the estimated needs of the business. These reviews take into account business needs as well as regulatory capital requirements. To the extent that eChapman's liquid resources and cash provided by operations are not adequate to meet its operating expenses and capital requirements, eChapman may need to raise additional capital through loans or equity, and may be unable to participate in some brokerage or underwriting opportunities. There can be no assurance that eChapman will be able to borrow funds or raise additional equity. Currently, eChapman has no debt obligations. eChapman does not presently maintain a line of credit or other credit facility to fund its operations.

INFLATION

We believe the effects of inflation have not had a significant impact on our results of operations.

NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation" and elsewhere in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions in the Company's market area, inflation, fluctuations in interest rates, changes in government regulations, competition and the ability of the Company to implement its business strategy and other risks discussed in the Company's Registration Statement on Form SB-2 (File No. 333-90987) as it was declared effective by the Securities and Exchange Commission, and in this and other reports filed by the Company.

Forward-looking statements are intended to apply only at the time they are made. Moreover, whether or not stated in connection with a forward-looking statement, the Company undertakes no obligation to correct or update a forward-looking statement should the Company later become aware that it is not likely to be achieved. If the Company were to update or correct a forward-looking statement, investors and others should not conclude that the Company will make additional updates or corrections thereafter.

The following discussion and analysis should be read in conjunction with eChapman's consolidated financial statements and related notes included elsewhere in this document. The discussion of results, causes and trends should not be construed to imply any conclusion that such result or trend will necessarily continue in the future.

Our future operating results are also dependent upon the level of our operating expenses, which are subject to fluctuation for the following or other reasons, changes in the level of advertising expenses in response to market conditions, variations in the level of compensation expense due to among other things, changes in the employee count and mix, and competitive factors; expenses and capital costs, such as technology assets, and research and development, incurred to maintain and enhance our operating services infrastructure including Internet capabilities.

Our business is also subject to substantial governmental regulation and changes in the legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations, and results, including but not limited to effects on costs we incur and effects on investor interest in mutual funds and investing in general.

ITEM 7. FINANCIAL STATEMENTS

The unaudited financial statements of eChapman and related notes, are set forth at pages F-1 through F-13 attached hereto. The financial statements included have not been audited in reliance on Temporary Note 2T and to Article 3 of Regulation of S-X.

NO AUDITOR HAS RENDERED AN OPINION THAT THE UNAUDITED FINANCIAL STATEMENTS CONTAINED HEREIN PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION, THE RESULTS OF OPERATIONS, CASH FLOWS AND THE CHANGES IN SHAREHOLDERS' EQUITY OF THE COMPANY OR THE FINANCIAL HIGHLIGHTS FOR EACH OF THE PERIODS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

TERMINATION OF ARTHUR ANDERSEN, LLP

On March 14, 2002, eChapman terminated its relationship with Arthur Andersen LLP. The reports of Arthur Andersen on the 2000 and 1999 financial statements of the Company contained no adverse opinion, disclaimer of opinion or modification of the opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Arthur Andersen did not issue a report on the 2001 financial statements of the Company. The decision to terminate Arthur Andersen LLP was recommended and approved by eChapman's Board of Directors.

The Board of Directors elected to terminate Arthur Andersen LLP for the following reasons:

(1) Arthur Andersen indicated that it would be unable to issue the Company's audited financial statements by April 1, 2002, the Company's deadline for filing its Form 10-K for the fiscal year ended 2001; and

(2) The Board of Directors determined that, in light of recent events, including, but not limited to, the indictment of Arthur Andersen for obstruction of justice charges, there existed substantial concern as to whether Arthur Andersen would be able to certify and stand by any report they might issue in connection with their review of the Company's financial statements.

eChapman had no disagreements with Arthur Andersen with respect to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which would have caused it to make reference to the subject matter of the disagreement in connection with its report. Arthur Andersen LLC has indicated that its inability to timely prepare the audited financial statements for the Company was due to the fact that Arthur Andersen had not received any notification from the management of eChapman about either an informal investigation which has been undertaken by the Securities and Exchange Commission relating to the initial public offering of eChapman, or the fact that eChapman had received a letter from the Securities and Exchange Commission describing certain deficiencies that the Securities and Exchange Commission discovered in connection with a routine annual audit and examination of the books and records of the Chapman Funds, Inc. (an affiliate) and Chapman Capital Management, Inc. (a subsidiary). Upon receipt of this information, Arthur Andersen notified eChapman about its concern with respect to the issues raised by the Securities and Exchange Commission, as well as the Company's failure to notify Arthur Andersen of the investigation by the Securities and Exchange Commission or eChapman's communications with the Securities and Exchange Commission. eChapman did disclose these facts to Arthur Andersen on February 26, 2002 through its legal counsel. However, it is our understanding that the lateness of the disclosure coupled with Arthur Andersen's concern over the timing and substance of the disclosure caused Arthur Andersen to indicate that it would be unable to provide the audited financial statements within the prescribed deadline at which point eChapman began to consider whether or not to continue to retain Arthur Andersen as its independent auditor, a decision which was formalized on March 14, 2002.

eChapman has authorized Arthur Andersen to respond fully to any inquiries the successor accountant, Wilkins McNair, P.C., might have concerning this or any other matter relating to eChapman. Additionally, the Company has requested that Arthur Andersen furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements, which it intends to file as amendment to the Form 8-K, filed March 20, 2002 with the SEC, which also contains this disclosure.

WILKINS MCNAIR, P.C. RETAINED

eChapman engaged Wilkins McNair, P.C. as its new independent accountants as of March 14, 2002. During the two most recent fiscal years and through March 14, 2002, eChapman has not consulted with Wilkins McNair regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on eChapman's consolidated financial statements, and no written report or oral advice was provided to eChapman that Wilkins McNair concluded was an important factor considered by eChapman in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B, or a reportable event, as that term is defined in Item
304(a)(1)(iv) of Regulation S-B.

eChapman has requested that Wilkins McNair furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. The Company will file an amendment to its Form 8-K when it receives such letter.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The information regarding directors and executive officers required by Item 9 is incorporated by reference from the information set forth under the heading Proposal 1--Election of Directors--Directors and Executive Officers and --Section 16(a) Beneficial Ownership Reporting Compliance in the Company's definitive proxy statement for its annual meeting of stockholders to be held on June 14, 2002.

ITEM 10. EXECUTIVE COMPENSATION

The information required by Item 10 is incorporated by reference from the information set forth under the heading Executive Compensation in the Company's definitive proxy statement for its annual meeting of stockholders to be held on June 14, 2002.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 11 is incorporated by reference from the information set forth under the heading Principal Stockholders in the Company's definitive proxy statement for its annual meeting of stockholders to be held on June 14, 2002.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 12 is incorporated by reference from the information set forth under the heading Certain Relationships and Related Transactions in the Company's definitive proxy statement for its annual meeting of stockholders to be held on June 14, 2002.

ITEM 13. EXHIBITS LIST AND REPORTS ON FORM 8-K

(a) EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Amendment and Restatement of the Company (Filed as Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-91251) as filed with the Securities and Exchange Commission on March 30, 2000 and hereby incorporated by reference)
3.2	Amended and Restated Bylaws of the Company (Filed as Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-91251) as filed with the Securities and Exchange Commission on March 30, 2000 and hereby incorporated by reference)
4	Form of common stock certificate (Filed as Exhibit 4 to Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference
10.1	eChapman, Inc. 1999 Omnibus Stock Plan (Filed as Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on November 15, 1999 and hereby incorporated by reference)
10.2	Service Mark License Agreement between the Company and Nathan A. Chapman, Jr. dated November 12, 1999 (Filed as Exhibit 10.2 to the Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on November 15, 1999 and hereby incorporated by reference.)
10.3	Agreement and Plan of Merger by and among the Company, CHI Merger Subsidiary, Inc. and Chapman Holdings, Inc. dated November 15, 1999 (Filed as Exhibit 10.3 to Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference)
10.4	Agreement and Plan of Merger by and among the Company, CCMHI Merger Subsidiary, Inc. and Chapman Capital Management, Inc. dated November 15, 1999 (Filed as Exhibit 10.4 to Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference)

EXHIBIT NUMBER	DESCRIPTION
------	-----------
10.5	Agreement and Plan of Merger by and among the Company, CIH Merger Subsidiary, Inc. and Chapman Insurance Holdings, Inc. dated November 15, 1999 (Filed as Exhibit 10.5 to Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference)
10.6	Support Agreement between the Company and Nathan A. Chapman, Jr. dated November 12, 1999 (Chapman Holdings, Inc.) (Filed as Exhibit 10.6 to the Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on November 15, 1999 and hereby incorporated by reference.)
10.7	Support Agreement between the Company and Nathan A. Chapman, Jr. dated November 12, 1999 (Chapman Capital Management Holdings, Inc.) (Filed as Exhibit 10.7 to the Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference)
10.8	Support Agreement between the Company and Nathan A. Chapman, Jr. dated November 12, 1999 (Chapman Insurance Holdings, Inc.) (Filed as Exhibit 10.8 to the Amendment No. 1 to Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange Commission on January 18, 2000 and hereby incorporated by reference)
10.9	Fully Disclosed Clearing Agreement between the Pershing Division, Donaldson, Lufkin & Jenrette Securities Corporation and The Chapman Co. dated March 16, 1999 (Filed as Exhibit 10.9 to the Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Commission on November 15, 1999 and hereby incorporated by reference.)
10.10	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management Fund dated April 30, 1997 (Filed as Exhibit 5(A) to Post-Effective Amendment No. 13 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on August 7, 1997 and hereby incorporated by reference)
10.11	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of the DEM Equity Fund dated October 28, 1997 (Filed as Exhibit 5(B) to Post-Effective Amendment No. 15 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File No. 33-25716;811-5697) as filed with the Securities and Exchange Commission on March 2, 1998 and hereby incorporated by reference)

EXHIBIT NUMBER	DESCRIPTION
10.12	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of the DEM Index Fund dated October 28, 1997 (Filed as Exhibit 5(C) to Post-Effective Amendment No. 16 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on May 29, 1998 and hereby incorporated by reference.)
10.13	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of the DEM Fixed Income Fund dated February 11, 1998 (Filed as Exhibit 5(D) to Post-Effective Amendment No. 17 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on June 12, 1998 and hereby incorporated by reference.)
10.14	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of the DEM Multi-Manager Equity Fund dated February 11, 1998 (Filed as Exhibit 5(E) to Post-Effective Amendment No. 18 to The Chapman Fund, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on September 30, 1998 and hereby incorporated by reference.)
10.15	Distribution Agreement between The Chapman Co. and The Chapman Funds, Inc. on behalf of the DEM Multi-Manager Bond Fund dated February 11, 1998 (Filed as Exhibit 5(F) to Post-Effective Amendment No. 21 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on July 15, 1999 and hereby incorporated by reference.)
10.16	Equipment Lease Agreement between The Chapman Co. and Chapman Limited Partnership dated October 1, 1993 (Filed as Exhibit 10.7 to Chapman Holdings, Inc.'s Registration Statement on Form SB-2 (File No. 333-43487) as filed with the Securities and Exchange Commission on December 30, 1997 and hereby incorporated by reference)
10.17	Trademark Assignment from The Chapman Co. to Nathan A. Chapman, Jr. dated December 24, 1997 (Filed as Exhibit 10.8 to Chapman Holdings, Inc.'s Registration Statement on Form SB-2 (File No. 333-43487) as filed with the Securities and Exchange Commission on December 30, 1997 and hereby incorporated by reference)
10.18	Trademark Assignment from The Chapman Co. to Nathan A. Chapman, Jr. dated December 24, 1997 (Filed as Exhibit 10.9 to Chapman Holdings, Inc.'s Registration Statement on Form SB-2 (File No. 33343487) as filed with the Securities and Exchange Commission on December 30, 1997 and hereby incorporated by reference)
10.19	License Agreement between The Chapman Co. and Nathan A. Chapman, Jr. dated December 26, 1997 (Filed as Exhibit 10.10 to Chapman Holdings, Inc.'s Registration Statement on Form SB-2 (File 333-43487) as filed with the Securities and Exchange Commission on December 30, 1997 and hereby incorporated by reference)

EXHIBIT NUMBER	DESCRIPTION
------	-----------
10.20	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and The Chapman Funds, Inc. on behalf of The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management Fund dated April 30, 1997 (Filed as Exhibit 5(A) to Post-Effective Amendment No. 13 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (file Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on August 7, 1997 and hereby incorporated by reference)
10.21	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and The Chapman Funds, Inc. on behalf of the DEM Equity Fund dated October 28, 1997 (Filed as Exhibit 5(B) to Post-Effective Amendment No. 15 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File No. 33-25716;811-5697) as filed with the Securities and Exchange Commission on March 2, 1998 and hereby incorporated by reference)
10.22	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and The Chapman Funds, Inc. on behalf of the DEM Index Fund dated October 28, 1997 (Filed as Exhibit 4(C) to Post-Effective Amendment No. 16 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on May 29, 1998 and hereby incorporated by reference.)
10.23	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and The Chapman Funds, Inc. on behalf of the DEM Fixed Income Fund dated February 11, 1998 (Filed as Exhibit 4(D) to Post-Effective Amendment No. 17 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on June 12, 1998 and hereby incorporated by reference.)
10.24	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and The Chapman Funds, Inc. on behalf of the DEM Multi-Manager Equity Fund dated October 23, 1999 (Filed as Exhibit 4(E) to Post-Effective Amendment No. 18 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on September 30, 1998 and hereby incorporated by reference.)
10.25	Advisory and Administrative Services Agreement between Chapman Capital Management, Inc. and the Chapman Funds, Inc. on behalf of the DEM Multi-Manager Bond Fund dated October 23, 1998 (Filed as Exhibit 4(F) to Post-Effective Amendment No. 21 to The Chapman Funds, Inc.'s Registration Statement on Form N-1A (File Nos. 33-25716;811-5697) as filed with the Securities and Exchange Commission on July 15, 1999 and hereby incorporated by reference.)

EXHIBIT NUMBER	DESCRIPTION
10.26	Advisory Agreement for Separate Account dated June 1, 1995 (Filed as Exhibit 10.5 to Amendment No. 2 to Chapman Capital Management Holdings, Inc.'s Registration Statement on From SB-2 (File No. 333-51883) as filed with the Securities and Exchange Commission on June 22, 1998 and hereby incorporated by reference)
10.27	Agreement & Declaration of Trust between Chapman Capital Management, Inc. and Bankers Trust Company dated November 1, 1996 (Filed as Exhibit 10.6 to Chapman Capital Management Holding's Registration Statement on Form SB-2 (File No. 333-51883) as filed with the Securities and Exchange Commission on May 5, 1998 and hereby incorporated by reference)
10.28	Agreement between Bankers Trust Company and Chapman Capital Management, Inc. dated November 1, 1996 (Filed as Exhibit 10.7 to Chapman Capital Management Holding's Registration Statement on Form SB-2 (File No. 333-51883) as filed with the Securities and Exchange Commission on May 5, 1998 and hereby incorporated by reference)
10.29	Agreement between Bankers Trust Company and Chapman Capital Management and Tremont Partners, Inc. and Stamberg Prestia, Ltd. dated November 1, 1996 (Filed as Exhibit 10.8 to Chapman Capital Management Holding's Registration Statement on Form SB-2 (File No. 333-51883) as filed with the Securities and Exchange Commission on May 5, 1998 and hereby incorporated by reference)
10.30	Service Mark License Agreement between Chapman Capital Management Holdings, Inc., Chapman Capital Management, Inc. and Nathan A. Chapman, Jr. dated as of June 9, 1998 Filed as Exhibit 10.10 to Amendment No. 2 to Chapman Capital Management Holdings, Inc.'s Registration Statement on Form SB-2 (File No. 333-51883) as filed with the Securities and Exchange Commission on June 22, 1998 and hereby incorporated by reference)
10.31	$242,000 Promissory Note to Chapman Capital Management Holdings, Inc. from Nathan A. Chapman, Jr. dated as of July 29, 1999 (Filed as Exhibit 10.2 to Chapman Capital Management Holdings, Inc.'s Quarterly Report on Form 10Q-SB (File No. 0-24213) as filed with the Securities and Exchange Commission on August 20, 1999 and hereby incorporated by reference)
10.32	Lock-up Agreement between Nathan A. Chapman, Jr. and The Chapman Co. dated March 14, 2000 (Filed as Exhibit 10.41 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-91251) as filed with the Securities and Exchange Commission on March 30, 2000 and hereby incorporated by reference)
10.33	$32,836.53 Promissory Note to The Chapman Co. from Nathan A. Chapman, Jr. dated December 31, 1999 (Filed as Exhibit 10.42 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-91251) as filed with the Securities and Exchange Commission on March 30, 2000 and hereby incorporated by reference)

EXHIBIT NUMBER	DESCRIPTION
10.34	Amended and Restated Expense Limitation Agreement by and among The Chapman Funds, Inc., on behalf of The Chapman U.S. Treasury Money Fund, DEM Equity Fund, DEM Index Fund, DEM Multi-Manager Equity Fund and DEM Multi-Manager Bond Fund, and Chapman Capital Management, Inc. dated March 17, 2000 (Filed as Exhibit 10.43 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-91251) as filed with the Securities and Exchange Commission on March 30, 2000 and hereby incorporated by reference)
10.35	Amendment No. 1 dated November 9, 2000 to Amended and Restated Expense Limitation Agreement dated March 17, 2000 between Chapman Capital Management, Inc. and The Chapman Funds, Inc. (Filed as Exhibit 4J to Post-Effective Amendment 25 to the Registration Statement of The Chapman Funds, Inc. on Form N-1A (File Nos.: 33-25716; 811-5697) as filed with the Securities and Exchange Commission on December 31, 1999 and hereby incorporated by reference)
10.36	$1,149,639 Promissory Note to eChapman. from Nathan A. Chapman, Jr. dated February 22, 2001 (Filed herewith)
21	Subsidiaries of the Company (Filed as Exhibit 21 to Amendment No. to the Company's Registration Statement on Form SB-2 (File No. 333-90987) as filed with the Securities and Exchange commission on January 18, 2000 and hereby incorporated by reference.)
23.1	Consent of Arthur Andersen LLP for period ended December 31, 2000
24.1	Power of Attorney (Filed herewith)

(b) REPORTS ON FORM 8-K:

The Company filed no reports on Form 8-K during the Fourth Quarter of 2001.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eChapman, Inc.

Dated: April 24, 2002

By: /s/ Nathan A. Chapman, Jr.

Nathan A. Chapman, Jr.
PRESIDENT

In accordance with the requirements of the Exchange Act, this report is signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

SIGNATURES	TITLE & CAPACITY	DATE
/s/ Nathan A. Chapman, Jr. Nathan A. Chapman, Jr.	President and Director (Principal Executive Officer)	April 24, 2002
/s/ Demetris B. Brown Demetris B. Brown	Chief Financial Officer (Principal Financial and Accounting Officer)	April 24, 2002

The Entire Board of Directors

/s/ Nathan A. Chapman, Jr. Nathan A. Chapman, Jr.	/s/ Raymond Haysbert Raymond Haysbert
/s/ Earl U. Bravo, Sr. Earl U. Bravo, Sr.	/s/ Mark Jefferson Mark Jefferson
/s/ Donald V. Watkins Donald V. Watkins	/s/ Adolph D. Washington Adolph D. Washington
/s/ Lottie H. Shackelford Lottie H. Shackelford	/s/ Theron Stokes Theron Stokes

By: /s/ Nathan A. Chapman, Jr. April 24, 2002

Nathan A. Chapman, Jr.
Attorney-in-Fact

eCHAPMAN, Inc.

Unaudited Financial Statements

For the Year Ended December 31, 2001

THIS FILING ON FORM 10-K INCLUDES UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS BECAUSE eCHAPMAN, INC. ("eCHAPMAN") ELECTED NOT TO HAVE ARTHUR ANDERSEN LLP (eCHAPMAN'S INDEPENDENT AUDITORS THROUGH MARCH 14, 2002) ISSUE A MANUALLY SIGNED AUDIT REPORT WITH RESPECT TO THOSE FINANCIAL STATEMENTS. THE INCLUSION OF UNAUDITED FINANCIAL STATEMENTS IS UNDERTAKEN IN RELIANCE ON TEMPORARY NOTE 2T TO ARTICLE 3 OF REGULATION S-X.

NO AUDITOR HAS RENDERED AN OPINION THAT THE UNAUDITED FINANCIAL STATEMENTS CONTAINED HEREIN PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION, THE RESULTS OF OPERATIONS, CASH FLOWS AND THE CHANGES IN SHAREHOLDERS' EQUITY OF THE COMPANY OR THE FINANCIAL HIGHLIGHTS FOR EACH OF THE PERIODS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

eCHAPMAN INTENDS TO FILE AUDITED FINANCIAL STATEMENTS NO LATER THAN MAY 31, 2002 PURSUANT TO AN AMENDMENT TO THIS FORM 10-KSB. eCHAPMAN HAS ENGAGED WILKINS McNAIR, P.C. TO SERVE AS ITS INDEPENDENT AUDITORS FOR PURPOSES OF PREPARING THE AUDITED FINANCIAL STATEMENTS FOR THIS PERIOD TO BE FILED ON FORM 10-KSB/A. WILKINS McNAIR, P.C. HAS PROVIDED eCHAPMAN WITH REASONABLE ASSURANCES THAT THE AUDIT OF eCHAPMAN CAN BE COMPLETED BY MAY 31, 2002.

TABLE OF CONTENTS

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS -- SEE CAUTIONARY STATEMENT AT PAGE F-1)

eCHAPMAN, INC.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2001 AND 2000

(UNAUDITED)

	2001	2000
ASSETS:		
Cash and cash equivalents	$ 412,000	$ 2,554,000
Cash deposits with clearing organization	653,000	1,372,000
Investments, available for sale	67,000	358,000
Receivables from brokers and dealers	246,000	484,000
Management fees receivable	356,000	489,000
Advances to officer/employee	29,000	1,150,000
Office equipment, net	119,000	93,000
Prepaids and other assets	445,000	892,000
Intangible assets, net	15,312,000	23,867,000
Total assets	$ 17,639,000	$ 31,259,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable and accrued expenses	$ 1,200,000	$ 1,417,000
Margin loan payable	--	884,000
Other liabilities	150,000	150,000
Total liabilities	1,350,000	2,451,000
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 4)		
STOCKHOLDERS' EQUITY:		
Common stock, $.001 par value, 50,000,000 shares authorized, 14,458,311 and 12,281,096 shares issued and outstanding,respectively	9,000	13,000
Additional paid-in capital	36,408,000	37,774,000
Accumulated deficit	(18,664,000)	(7,220,000)
Subscription stock receivable	(1,291,000)	--
Cumulative realized loss on trading of proprietary stock of company held by subsidiary	(173,000)	(307,000)
Proprietary stock of company held by subsidiary, at cost	--	(884,000)
Accumulated comprehensive income adjustment	--	(568,000)
Total stockholders' equity	16,289,000	28,808,000
Total liabilities and stockholders' equity	$ 17,639,000	$ 31,259,000

The accompanying notes are an integral part of these consolidated balance sheets.

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS – SEE CAUTIONARY STATEMENT AT PAGE F-1)

eCHAPMAN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000
(UNAUDITED)

	2001	2000
REVENUE:		
Commissions	$ 3,628,000	$ 3,043,000
Underwriting and management fees	643,000	1,113,000
Investment management fees	3,779,000	5,237,000
Interest, dividends and other income	511,000	623,000
Gain (Loss) on trading	50,000	(672,000)
Loss on Investments	(898,000)	--
Total revenue	7,713,000	9,344,000
Interest expense	90,000	264,000
Net revenue	7,623,000	9,080,000
EXPENSE:		
Compensation and benefits	3,866,000	4,936,000
Floor brokerage and clearing fees	553,000	591,000
Management fees	1,039,000	1,658,000
Travel and business development	247,000	408,000
Professional fees	1,142,000	582,000
Advertising, promotion and publicity	237,000	858,000
Depreciation and amortization expense	1,884,000	894,000
Other operating expense	2,847,000	3,368,000
Total expense	11,815,000	13,295,000
Operating loss	(4,192,000)	(4,215,000)
OTHER INCOME (EXPENSE):		
Impairment loss	(7,252,000)	--
Loss before minority interest	(11,444,000)	(4,215,000)
Minority interest	--	701,000
Net loss	$(11,444,000)	$ (3,514,000)
BASIC AND DILUTIVE EARNINGS PER SHARE DATA:		
Net loss	$ (.90)	$ (.26)
Weighted average shares outstanding	12,662,000	13,535,000

The accompanying notes are an integral part of these consolidated and combined statements.

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS – SEE CAUTIONARY STATEMENT AT PAGE F-1)

eCHAPMAN, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001, AND DECEMBER 31, 2000 (UNAUDITED)

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	COMPREHENSIVE INCOME	ACCUMULATED DEFICIT	SUBSCRIPTION STOCK RECEIVABLE	CUMULATIVE REALIZED LOSS ON TRADING PROPRIETARY STOCK OF COMPANY BY SUBSIDIARY OF COMPANY	PROPRIETARY STOCK	ACCUMULATED COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
BALANCE, December 31, 1999	$ 8,000	$ 13,148,000	$ --	$ (3,706,000)	--	$ (161,000)	$ (842,000)	$ --	$ 8,447,000
Realized loss on trading of proprietary stock of company held by subsidiary	--	--	--	--		(146,000)	--	--	(146,000)
Merger of CHI, CCMH and CIA	5,000	(5,000)	--	--		--	--	--	--
Comprehensive income:									
Net loss	--	--	(3,514,000)	(3,514,000)		--	--	--	(3,514,000)
Unrealized loss on securities	--	--	(568,000)	--		--	--	(568,000)	(568,000)
Comprehensive income	--	--	$ (4,082,000)	--		--	--	--	
Minority interest step-up	--	24,297,000	--	--		--	--	--	24,297,000
Net proceeds from initial public offerings	1,000	12,059,000	--	--		--	--	--	12,060,000
Proprietary trading stock hold in inventory	--		--	--		--	(42,000)	--	(42,000)
Retirement of proprietary stock	(1,000)	(11,725,000)	--	--		--		--	(11,726,000)
BALANCE, December 31, 2000	$ 13,000	$ 37,774,000	$ (568,000)	$ (7,220,000)		$ (307,000)	$ (884,000)	$ (568,000)	$ 28,808,000
Equity from consolidation of entities under common control			--						
Stock issued in acquisition	--	250,000							250,000
Subscription stock receivable	--	--	--	--	$ (1,291,000)				(1,291,000)
Conversion of stock	(4,000)	4,000							
Comprehensive income:									
Net loss	--	--	(11,444,000)	(11,444,000)		--			(11,444,000)
Unrealized gain on securities	--		568,000					568,000	568,000
Comprehensive income	--		$(10,876,000)			--			
Proprietary stock (net)		(1,620,000)					884,000		(736,000)
Net realized gain on trading	--		--	--		134,000			134,000
Balance, December 31, 2001	9,000	$ 36,408,000	$ --	$(18,664,000)	$ (1,291,000)	$ (173,000)	$ --	$ --	$16,289,000

The accompanying notes are an integral part of these consolidated statements.

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS – SEE CAUTIONARY STATEMENT AT PAGE F-1)

eCHAPMAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001, AND
DECEMBER 31, 2000
(UNAUDITED)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (11,444,000)	$ (3,514,000)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization expense	1,884,000	894,000
Goodwill Impairment Loss	7,252,000	--
Minority interest	--	(701,000)
Effect from changes in assets and liabilities-		
Receivables from brokers and dealers	238,000	100,000
Management fees receivable	133,000	86,000
Prepaids and other assets	1,261,000	1,000,000
Accounts payable and accrued expenses	(217,000)	47,000
Other liabilities	--	(163,000)
Net cash from operating activities	(893,000)	(2,251,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(26,000)	--
Purchase of Netnoir assets	(150,000)	--
Purchase of investments	(514,000)	(331,000)
Advances to officer/employee	(170,000)	(90,000)
Net cash from investing activities	(860,000)	(421,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from initial public offering, net	--	12,060,000
Payment on the retirement of treasury stock	(1,108,000)	(11,726,000)
Net cash from financing activities	(1,108,000)	334,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,861,000)	(2,338,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,926,000	6,264,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,065,000	$ 3,926,000

The accompanying notes are an integral part of these consolidated and combined statements.

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS -- SEE CAUTIONARY STATEMENT AT PAGE F-1)

eCHAPMAN, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS:

eChapman, Inc. (eChapman) was formed on May 14, 1999, and is designed to bring together the financial services capabilities of The Chapman Co., Chapman Capital Management, Inc. and Chapman Insurance Agency Incorporated. Effective June 20, 2000, Chapman Holdings, Inc., Chapman Capital Management Holdings, Inc. and Chapman Insurance Holdings, Inc. merged into separate wholly owned subsidiaries of eChapman (collectively, the Company). Also, effective on June 20, 2000, eChapman comp leted its initial public offering (IPO) of 1,260,000 shares of common stock at $13 per share. eChapman received net proceeds of approximately $12,060,000. The merger of Chapman Holdings, Inc. (CHI), Chapman Capital Management Inc. (CCMHI), and Chapman Insurance Holdings, Inc.(CIH), Inc. into wholly owned subsidiaries of eChapman was accounted for as a combination of entities under common control; thus, the portion of the combined entities not under common control was stepped-up in basis to the fair market value at the date of the IPO. The step-up in basis generated approximately $24.3 million in goodwill. Because the merger of CHI, CCMHI, CIH and eChapman is a merger of entities under common control, the merger was accounted for similar to a pooling of interest and thus all activity of eChapman prior to the merger has been restated to consolidate the entities under common control and to show a minority interest for the portion of these entities not under common control. All significant intercompany accounts and transactions have been eliminated in consolidation.

eChapman did not have any operations, except for organizational matters, up until June 30, 1999. The operations of eChapman from July 1, 1999 to June 20, 2000 consisted mainly of costs incurred for salary and benefit expenses and professional fees related to organizing eChapman and designing and developing its web site. Until June 30, 2000, eChapman was in the preliminary stages of designing and developing its website. Those costs included conceptual formulation, evaluation, technology requirements and vendor software and consultant selection. Those costs have been expensed as incurred in accordance with SOP 98-1. During the third quarter 2000, eChapman entered the development application stage and during the fourth quarter, entered the operational stage. All costs incurred during each stage were properly evaluated and expensed or capitalized in accordance with SOP-98-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying consolidated and combined financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All significant intercompany balances have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MANAGEMENT FEES

The Company's investment management's fees are based on a percentage of the funds managed and when the value of these funds are increased or reduced, the Company's management fee is increased or reduced.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash invested in the Chapman U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

INVESTMENTS

Investments as of December 31, 2001 and 2000, consist of investments in common stock of private companies. The cost of those investments approximates market.

SECURITIES OWNED

Securities owned consist of trading proprietary stock, which is carried at market on the balance sheet, and any unrealized gain (loss) on trading is included in earnings on the income statement. The proprietary stock is primarily stock of eChapman. The Company is the market maker for eChapman and, thus, holds its stock in inventory. As of December 31, 2001, the Company held 619 shares of common stock of eChapman, with a market value of approximately $1,000. As of December 31, 2000, the Company held 217,000 shares of common stock of eChapman with a market value of approximately $644,000. The Company recorded an unrealized loss of approximately $1,000 and $1,470,000 the years ended December 31, 2001 and 2000, respectively, in the consolidated statements of operations.

During the first and fourth quarters of 2001, the Company transferred proprietary stock held in inventory of 652,000 shares of common stock at the then market value of $835,000 to eChapman. The transfers were recorded at the market value as a dividend to eChapman.

During the fourth quarter of 2000, eChapman purchased proprietary stock held in inventory by the Company of 1,836,000 shares of common stock at the Chapman Company's cost of $11,059,000. The market value of those shares on the dates of the sale were $12,625,000. The sale was recorded at the market value. The $1,566,000 difference between the market value and the cost of $11,059,000 was recorded as a dividend to eChapman.

The Company has a margin loan payable balance of $884,000 as of December 31, 2000, which was used to purchase the proprietary stock. This margin loan bears interest at a variable rate. During the fourth quarter of 2001, the Company repaid the margin loan with the funds held on deposit. The rate on the margin loan was 7.5 and 8.22 percent during the years ended December 31, 2001 and 2000, respectively. Interest expense on the margin loan for the years ended December 31, 2001 and 2000, respectively. was approximately $40,000 and $264,000, respectively, and is included in interest expense in the accompanying consolidated statements of operations. The Company also had cash on deposit with the clearing agent of $654,000 and $1,372,000 as of December 31, 2001 and 2000, respectively. The securities purchased with the funds are held by the clearing agent as collateral. The margin loan is due and repaid as the securities are sold.

FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, receivables, investments, securities owned, advances, accounts payable and accrued expenses, margin loan payable and subordinated loan from parent approximate fair value.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period the calculation is made. Common equivalent shares consist of shares issuable upon the exercise of stock options, using the treasury stock method. The weighted basic and diluted average shares outstanding for the year ended December 31, 2001 and December 31, 2000, was the weighted basic average common shares outstanding because the loss for the period presented made the common stock equivalents antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separately from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations but, instead, would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on January 1, 2002. We expect the adoption of these accounting standards will result in certain of our intangibles being subsumed into goodwill and will have the impact of reducing our amortization of goodwill and intangibles commencing January 1, 2002; however, impairment reviews may result in future periodic write-downs.

INTANGIBLE ASSETS

Amortization expense for the year ended December 31, 2001 and, 2000, was $1,839,000 and $811,000, respectively.

IMPAIRMENT OF GOODWILL

The merger of Chapman Holdings, Inc. (CHI), Chapman Capital Management Inc. (CCMHI), and Chapman Insurance Holdings, Inc.(CIH), Inc. into wholly owned subsidiaries of eChapman was accounted for as a combination of entities under common control; thus, the portion of the combined entities not under common control was stepped-up in basis to the fair market value at the date of the Initial Public Offering (IPO). The step-up in basis generated approximately $24.3 million in goodwill. Subsequent to the distribution date, the market value of eChapman's stock has declined substantially below its market value recorded at the date of the IPO. As a result of this decline in market value management's expectations that market value in the investment industry would continue to be contained due to the events of September 11, 2001 and other pending factors, management has evaluated the recoverability of its goodwill. Management has measured the amount of impairment by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. Based upon the assessments, management has concluded that goodwill has been impaired. In such, at December 31, 2001, the Company recorded goodwill impairment in the amount of $9,113,000.

(THIS FILING CONTAINS UNAUDITED FINANCIAL STATEMENTS IN LIEU OF AUDITED FINANCIAL STATEMENTS – SEE CAUTIONARY STATEMENT AT PAGE F-1)

SEGMENT REPORTING

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information as of December 31, 1998, and has identified three distinct operating segments: securities brokerage and investment banking services, investment advisory and management services, and internet portal operations. The accounting policies for those segments are the same as those described in the summary of significant accounting policies. Certain intangible assets are not allocated to distinct segments and are recorded at the corporate level. The Company evaluates performance based on profit or loss from operations before income taxes. The Company's reportable segments for the year ended December 31, 2001 AND 2000, are strategic business units that offer different services.

All revenue and Company activities are within the United States.

COMPREHENSIVE INCOME

The Company has reported other comprehensive income for the year ended December 31, 2000, for the unrealized loss on investments in DEM Index Fund of $79,000, recorded as a component of stockholder's equity.

REVENUE RECOGNITION

The Company records commission revenue and related expenses on a trade date basis as the securities transactions occur. Management fees are recognized in the period the services are provided, and underwriting fees are recognized when the transactions close. Management fees are recognized in the period the services are provided, and underwriting fees are recognized when the transactions close.

VOLATILITY OF BUSINESS

The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions declines faster than the Company's ability to change its cost structure.

In the normal course of operations of an investment manager, clients add investments to and withdraw investments from the asset portfolio. This activity is done by clients as they continue to make investment decisions and diversify their portfolio. The earnings from investment management is effected by the additions and withdrawals of investments under management.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: Office equipment 3 to 5 years and furniture is depreciated over five years. Straight-line and accelerated methods of depreciation are used for income tax puiposes.

Depreciation expense for the year ended December 31, 2001 and 2000 was $45,000 and $83,000, respectively.

TRANSACTIONS WITH CLEARING ORGANIZATION

The Company is required to have cash on deposit with its clearing agent for general trading purposes. In addition, receivables from and payables to the clearing organization arise from cash settlements on ordinary trading activity and clearing expenses.

Proprietary accounts held at the clearing organization (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization which requires, among other things. for the clearing organization to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

INCOME TAXES

The Company accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation.

3. COMMITMENTS AND CONTINGENCIES:

The Company has an operating lease agreement for its office facilities which expires on October 15, 2005. Rent expense under this agreement was $213,000 and $219,000 in 2001 and 2000, respectively. Under the lease agreement, a proportionate share of real estate taxes and building expenses in excess of base year amounts are charged to the Company. During 2000, the Company leased furniture and equipment from the Chapman Limited Partnership I (the Partnership), an entity in which certain officers and stockholders of the Company are partners. The lease required monthly payments of approximately $10,000 and contained one-year renewable terms, at the option of the Company, through September 2000, at which time the Company could purchase the furniture and equipment at fair value. As of December 31, 2001, the Company exercised its option to purchase the furniture and equipment. The appraisal value of the equipment, of $11,000, was recorded to reflect the obligation of the purchase. Rent expense under this lease agreement was $0 and $98,000 in 2001 and 2000, respectively.

The Company clears all transactions for its brokerage customers through its clearing agent, which carries and clears all customer securities accounts. The clearing agent also lends funds to the Company's brokerage customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Pursuant to the terms of the agreement between the Company and the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, and the clearing agent satisfies any customer obligations, the Company would be obligated to indemnify the clearing agent for any resulting losses. For the years ended December 31, 2001 and 2000, the Company did not incur such losses.

Securities brokerage firms become parties to arbitration's brought by dissatisfied customers in the general course of business. The Company is currently a party to such proceedings.

4. REGULATORY REQUIREMENTS:

Pursuant to the requirements of the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain net capital, as defined, of not less than $250,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. As of December 31, 2001, the Company had net excess capital of $ 547,000 and a ratio of aggregate indebtedness to net capital of .51 to 1. As of December 31, 2000, the Company had consolidated net excess capital of $207,000 and a ratio of aggregate indebtedness to net capital of .94 to 1. As of December 31, 2000, The Chapman Co. an affiliate broker dealer, had deficit net capital of $221,000 and a ratio of aggregate indebtedness to net capital of 14.4 to 1. A notice of noncompliance was filed on March 9, 2001, with the SEC and the National Association of Securities Dealers, Inc. (NASD). Subsequent to December 31, 2000, management took actions to cure the net capital noncompliance.

The Company is subject to compliance with various SEC and NASD regulations. During 2000, the SEC and NASD performed a periodic review of the Company's records and procedures for compliance with its requirements. This review identified several items for which the Company was in violation. These violations may subject the Company to fines and other penalties. As the SEC and NASD have not completed their review, the amount, if any, of fines or other penalties, is not known and not recorded in the consolidated financial statements.

The Company claims exemption K(2)(ii) from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is the Pershing Division of Donaldson, Lufkin & Jenrette, with Firm SEC #8-17574.

5. STATEMENTS OF CASH FLOWS SUPPLEMENTAL DISCLOSURE:

Supplemental cash flow disclosure for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Cash paid-		
Interest	$49,000	$ 264,000

6. EMPLOYEE SAVINGS PLAN:

The Company's Retirement Savings Plan, a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax and after-tax contributions based upon eligible compensation. The Company may make discretionary contributions based on the participants' compensation for the plan year. The Company elected not to contribute to the plan for the years ended December 31, 2001 and 2000.

7. OMNIBUS STOCK PLAN:

In 1998, Chapman Holdings and Chapman Capital Management Holdings started an Omnibus Stock Plan (the Plan) to enable selected management, employees, consultants and directors to acquire interest in Chapman Holdings and Chapman Capital Management Holdings through ownership of common stock. The options vested on the grant date and have a three-year term. Those options were converted to eChapman options in June 2000. The grant date, expiration date and vesting period did not change. A summary of the status of the Company's option plan as of December 31, 2001, and changes during the year is presented below:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding as of May 14, 1999	136,510	$4.49
Exercised	--	--
Forfeited	--	--
Outstanding as of June 20, 2000	136,510	4.49
Exercised	(3,966)	4.27
Forfeited	(1,352)	4.92
Outstanding as of December 31, 2000	131,192	4.51
Exercised	--	4.51
Forfeited	(83,410)	4.51
Outstanding as of December 31, 2001	47,782	4.51

The range of exercise prices for the stock options was $3.76 to $4.92. The weighted average exercise price was $4.51.

The Company accounts for its stock-based compensation plans as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation, which allows the Company to follow Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and recognize no compensation cost for options granted at fair market prices.

8. RELATED PARTY TRANSACTIONS:

As of December 31,2000, the Company had outstanding advances to its majority stockholder of $1,134,000. The advances to the majority stockholder were reflected in five notes. Four of the notes were three-year notes that accrued interest at a range of 4.33 to 5.54 percent per annum. No interest or principal payments were due until maturity, which was February through December, 2001. There was also a demand note that accrued interest at 5.5 percent per annum. The interest rates on the notes were based on the IRS applicable federal rate in effect from time to time. All of the above notes were rolled into one demand note on February 22, 2001. The new note bears interest at the IRS applicable federal rate as in effect on February 22, 2001, which was 5.18%. As of December 31,2001, the advance to the majority stockholder of $1,291,000 was reserved as a subscription stock receivable.